NO ACT

DC
PE
1-9-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040725

February 27, 2008

Received SEC

FEB 27 2008

Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/27/2008

Robert J. Joseph
Jones Day
77 West Wacker
Chicago, IL 60601-1692

Re: OGE Energy Corp.
Incoming letter dated January 9, 2008

Dear Mr. Joseph:

This is in response to your letter dated January 9, 2008 concerning the shareholder proposal submitted to OGE by Boston Common Asset Management, LLC. We also have received a letter on the proponent's behalf dated February 1, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 06 2008 E
THOMSON
FINANCIAL

Enclosures

cc: Sanford J. Lewis
Attorney at Law
PO Box 231
Amherst, MA 01004-0231

JONES DAY
77 WEST WACKER
CHICAGO, ILLINOIS 60601-1692
TELEPHONE: 312-782-3939 • FACSIMILE: 312-782-8585

January 9, 2008

No-Action Request
1934 Act/Rule 14a-8

Via Messenger
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: OGE Energy Corp.
Shareholder Proposal of Boston Common Asset Management, LLC

Ladies and Gentlemen:

On behalf of our client OGE Energy Corp., an Oklahoma corporation, (the "Company") we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, (the "Act") in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholder Boston Common Asset Management, LLC (the "Proponent") from its 2008 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 22, 2008. The definitive copies of the 2008 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about April 1, 2008. We hereby request that the staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2008 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponent submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

ATLANTA • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MENLO PARK
MILAN • MUMBAI* • MUNICH • NEW DELHI* • NEW YORK • PARIS • PITTSBURGH • SHANGHAI • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON
*ASSOCIATE FIRM

Background

The Proposal requests that "the Board of Directors prepare a report concerning the feasibility of adopting quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's operations; and that the company should submit this report to shareholders by December 31, 2008."

For the reasons set forth below, OGE Energy Corp. believes that the Proposal may be omitted from its proxy materials.

Discussion of Reasons for Omission

I. Rule 14a-8 (i)(7) — THE PROPOSAL MAY BE OMITTED IF IT DEALS WITH ORDINARY BUSINESS OPERATIONS.

The Proposal should be considered a matter of ordinary business operations. Under Rule 14a-8(i)(7), a shareholder proposal dealing with a matter relating to the conduct of the ordinary business operations of a company may be omitted from the company's proxy materials. The Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In its release adopting revisions to Rule 14a-8, the Commission reaffirmed this position stating: "The general policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release 34-40018. The Commission went on to say:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an

informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

In issuing Staff Legal Bulletin No. 14C in 2005, the Staff provided companies with further guidance on the application of Rule 14-8(a)(i)(7) to proposals referencing environmental or public health issues. The Staff explained:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

In our judgment, the Proposal falls within the purview of ordinary business operations for which the Commission intended to permit exclusion under Rule 14a-8(i)(7) and fits squarely in the first category identified in Staff Legal Bulletin No. 14C because the Proposal asks the Company to prepare a report on the feasibility of adopting quantitative goals to reduce greenhouse gas emissions from the Company's operations. An assessment of such "feasibility" is by its very nature an evaluation of the potential benefits and risks. The Staff has consistently permitted the exclusion of proposals calling for reports on greenhouse gas emissions, climate change and similar environmental issues that demand an internal assessment of risk. *See Centex Corporation* (available May 14, 2007); *ACE Limited* (available March 19, 2007); *The Chubb Corporation* (available Feb. 26, 2007); *Xcel Energy Inc.* (available Apr. 1, 2003).

In calling for a report on the feasibility of adopting quantitative goals to reduce greenhouse gas emissions from the Company's operations, the Proposal's principal focus is the economic viability and profitability of the Company. In particular, the Proponent cites economists' theories related to the "costs and risks of climate change" measured in terms of "global GDP" and acknowledges financial analysts' concerns over "possible financial implications" companies may face. Further, the Proponent's supporting statement speculates that "early action to reduce emissions and prepare for standards could provide competitive advantages." Based on the entirety of the Proposal, including the introductory statements as well as the supporting statement, it is clear that the Proposal fundamentally asks the Company to undertake an economic assessment of the risks and benefits of reducing greenhouse gas emissions. Evaluation of risks in financial terms, however, is an integral part of ordinary business operations, and is best left to management and the Board of Directors. *See Centex Corporation* (available May 14, 2007) (excluding proposal related to request for a report assessing company's response to rising pressure to address climate change); *The Mead Corporation* (available January 31, 2001) (excluding proposal related to a request for a report of the company's environmental risks in financial terms). The substance of the Proposal is very similar to the proposals at issue in *Centex* and *The Mead Corporation*.

In addition, the Proponent's request that the report "concern . . . feasibility" is fundamentally a request for a report on the Company's rationale and decision-making process concerning greenhouse gas emissions. By demanding the Company report its rationale and decision-making related to greenhouse gas emissions, the Proposal seeks to interject shareholder oversight into a complex decision-making process most appropriately delegated to management. *See Yahoo! Inc.* (available Apr. 5, 2007) (proposal requesting report on rationale for supporting and/or advocating public policy measures that would increase government regulation of the internet was excludable on the basis of ordinary business operations). Requiring the Board of Directors to disclose certain aspects of its decision-making process through the type of report suggested in the Proposal could undermine the Company's business by providing competitors or other interested parties with a competitive advantage through unwarranted insight into the Company's internal operations. *See, e.g., Citigroup Inc.* (available Feb. 12, 2007) (excluding proposal calling for company's explanations of its decisions to fund certain projects); *McKesson Corporation* (available Mar. 11, 2004) (excluding proposal calling for report reflecting decision-making of board and committees with respect to agenda items).

Finally, the Proponent's attempt to portray the Proposal as involving broad social and environmental policies must fail. Although the Proponent posits that "global warming is caused by greenhouse gases" and discusses the alleged effects of methane gas, as highlighted by the last paragraph of the Proposal (the one labeled "Supporting Statement" by the Proponent), the focus of the Proposal clearly is the economic impact to the Company. This "Supporting Statement" states, "We believe management best serves shareholders by carefully assessing and disclosing all pertinent information on its response to climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, while inaction and opposition to climate change mitigation efforts could leave companies unprepared to deal with the realities of a carbon constrained economy." These statements clearly show the Proposal is aimed at having the Company disclose to shareholders how it has responded to rising pressure to address climate change – the very issue that the Staff permitted the companies to omit on the basis of ordinary business operations in *Centex Corporation* (available May 14, 2007); *ACE Limited* (available March 19, 2007); *The Chubb Corporation* (available Feb. 26, 2007); *Xcel Energy Inc.* (available Feb. 17, 2004). In fact, the Supporting Statement in the Proposal is word-for-word identical to the supporting statement paragraph in *Centex Corporation* and very similar to the supporting statement in *Xcel Energy*. The fact that some of the introductory paragraphs of the Proposal include platitudes referencing "the environment" and "health and safety", does not change the fact that the Proposal relates to ordinary business decisions involving risk allocation. Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" as to bring it outside the prohibitory rule found in Rule 14a-8(i)(7). Instead, the Proposal merely addresses the "ordinary business" of the Company.

II. Rule 14a-8(i)(11) — THE PROPOSAL MAY BE OMITTED IF IT SUBSTANTIALLY DUPLICATES ANOTHER PROPOSAL PREVIOUSLY SUBMITTED TO THE COMPANY BY ANOTHER PROPONENT.

On November 20, 2007, the Company received a proposal from Calvert Asset Management Company, Inc. (the "Calvert Proposal") requesting the Board of Directors provide a report to shareholders assessing the impact of climate change on the Company, the Company's plans to disclose this assessment to shareholders, and the rationale for not disclosing such information through other reporting mechanisms. The Company has submitted a letter to the Staff stating its intention to omit the Calvert Proposal, but to the extent the Staff does not agree with the Company's position, the Company asserts that it may properly exclude the Proposal under Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the Company's proxy materials for the same meeting.

The Proposal would require the Board of Directors to prepare a report concerning the feasibility of adopting quantitative goals for reducing greenhouse gas emissions from the Company's operations.

Rule 14a-8(i)(11) provides that a company may exclude a proposal that substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The Staff has consistently permitted exclusion of proposals where the principal thrust or focus of each proposal is substantially the same, even though the proposals may differ slightly in terms and breadth. *See General Motors Corporation* (available April 5, 2007) (duplicative proposals addressing political contributions by the company); *Ford Motor Company* (available Feb. 19, 2004) (duplicate proposals regarding fuel mileage and reduction of greenhouse gas emissions); *Chevron Texaco Corporation* (available Jan. 27, 2004) (duplicative proposals addressing political contributions by the company, an accounting of funds contributed and the business rationale for such contributions); *Sprint Corporation* (Feb. 1, 2000) (proposals regarding all present and future executive officer change-of-control compensatory arrangements). The test for exclusion under Rule 14a-8(i)(11) is not whether the proposals are identical, but rather whether the core issues to be addressed by the proposals are substantially the same. *See Verizon Communications, Inc.* (Jan. 31, 2001). The principal thrust and focus of the Proposal and issues it seeks to address are substantially the same as those of the Calvert Proposal. The Proposal and the Calvert Proposal are similar to proposals at issue in *Ford Motor Company* (available Feb. 19, 2004) where the Staff permitted exclusion of a proposal calling for a greenhouse gas emissions report because it was substantially duplicative of a previously submitted proposal concerning substantially the same subject. Such is the case here. Although the precise wording of the two proposals may differ slightly, the Proposal is substantially duplicative of the Calvert Proposal because it calls for the same action – assessment and preparation of a report related to climate change.

III. Rule 14a-8(i)(3) — THE PROPOSAL MAY BE OMITTED IF IT IS CONTRARY TO THE COMMISSION'S PROXY RULES, INCLUDING RULE 14a-9, WHICH PROHIBITS FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

The Company may properly exclude the Proposal under Rule 14a-8(i)(3) because it contains impermissibly misleading and vague language. The Proponent has made the following statements in support of the Proposal which have no basis in fact, or omit to state relevant information, and which the Company considers to be false and misleading in violation of the Commission's proxy rules:

1. **Proponent's Statement:** *"Whereas, the 2006 Stern Review on the Economics of Climate Change, led by former chief economist at the World Bank, '. . . estimates that if we don't act, the*

overall costs and risks of climate change will be equivalent to losing at least 5% of global GDP each year, now and forever.' Yet, investment of 1% global GDP each year is enough for appropriate mitigation."

These statements made by the Proponent are misleading because they omit certain facts that are necessary to give stockholders complete and accurate information. The Proposal cites the Stern Review for the assertion that inaction will result in economic loss that can be measured in certain percentages of global GDP. In actuality however, the Stern Review makes clear that such quantitative figures "should be treated with great circumspection" rather than taken as fact. The authors of the Stern Review expressly recognized the "danger that, because [the models used for estimating] are quantitative, they will be taken too literally" and warns that "[t]hey should not be" because, among other reasons, they rely on "sparse or non-existent observational data." By including these misleading statements in the Proposal, the Proponent is ignoring the Stern Review's inextricable warning and as a result, providing shareholders with false or misleading information in violation of proxy solicitation rules.

2. **Proponent's Statement:** *"Unaccounted for line loss of natural gas from intrastate pipelines and gathering systems may be a significant source of raw methane emissions into the surrounding soils and the atmosphere. While Federal regulations cap the allowable amount of unaccounted for or lost natural gas in interstate pipelines at 1.5%, Texas (the largest producer and consumer of natural gas among the states) has no cap. Natural gas producers in Texas and the state itself (through the General Land Office and the University Land System) have seen claims of unaccounted for or lost natural gas as high as 20% with the average around 12%."*

These statements made by the Proponent are misleading because they imply that the Company's Texas operations are significant, that the Company's lost and unaccounted for gas levels are high and that Texas does not regulate lost and unaccounted for gas. All of these implications are false and misleading. Based on miles of natural gas pipeline in the Company's natural gas pipeline subsidiary, Enogex, Texas accounts for approximately 2.1% of the Company's overall pipelines. Based on the most recent 12-month period, systemwide lost and unaccounted for gas at Enogex was approximately .5%. In addition, during the 2007 legislative session, the Texas State Legislature passed H.B. 1920, or the Lost and Unaccounted for Gas (LUG) Bill. The LUG Bill contains provisions applicable to various natural gas industry participants, including gatherers. and modifies the informal complaint process at the Texas Railroad Commission ("TRRC") with procedures unique to lost and unaccounted for gas issues. It expands the types of information that can be requested and gives the TRRC the authority to make determinations and issue orders for purposes of preventing waste in specific situations. The LUG Bill became effective September 1, 2007.

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2008 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponent.

Should you have any questions or require additional information, please contact the undersigned at (312) 269-4176.

Very truly yours,

Robert J. Joseph

cc: Boston Common Asset Management, LLC

Exhibit A

BOSTON COMMON

November 30, 2007

Carla D. Brockman
Vice President - Administration / Corporate Secretary
OGE Energy Corp.
321 North Harvey, P.O. Box 321
Oklahoma City, Oklahoma 73101-0321

Sent via facsimile and email

Dear Ms. Brockman:

Boston Common Asset Management, LLC (Boston Common) serves investors concerned about the social impacts and business practices, as well as the financial returns, of their investments. Protection of long-term shareholder value through accountability to investors is a key issue for Boston Common's clients who hold a total of approximately 13,075 shares of OGE Energy Corp. (OGE) common stock.

The risks and opportunities associated with climate change are vast. This is especially true given the uncertain regulatory landscape surrounding greenhouse gas emissions and climate change that may impact the operations of our company's coal and gas-fired power plants and natural gas pipelines. We believe that it will help OGE to address climate change by setting public goals to reduce its greenhouse gas emissions. Boston Common's preference is to engage in constructive dialogue with companies, such as our successful partnership with Ceres that led to Progress Energy Corp. publishing its first climate change report in 2006.

With the deadline for filing upon us, we are submitting the enclosed shareholder proposal for inclusion in the proxy statement for the 2008 Annual Meeting of Shareowners, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). Boston Common is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above-mentioned number of shares. Boston Common has held at least $2,000 in market value of these securities for more than one year at the time of the filing of this shareholder proposal and will continue to hold at least the requisite number of shares for proxy resolutions through the annual meeting of shareowners. A representative of the filers will attend the annual meeting of shareowners to move the resolution as required. Verification of ownership will be submitted upon request.

We would welcome a constructive dialogue with OGE Energy to discuss our proposal further. We would like to do this jointly with Calvert, who we understand filed recently a shareholder proposal regarding climate change reporting. We would like to reach a mutually satisfactory agreement that may allow us to withdraw our proposal. Please send all correspondence related to this matter to my attention to sheim@bostoncommonasset.com or to the address below. Thank you in advance for your consideration of our proposal.

Sincerely,

Steven Heim

Steven Heim
Director of Social Research

Enclosure: Resolution Text
Copy: Lily Donge, Senior Social Research Analyst, Calvert Asset Management Co.

Exhibit A

Global Warming - Energy
OGE Energy Corp. - 2008

WHEREAS:

The American Geophysical Union, the world's largest organization of earth, ocean and climate scientists, states that it is now "virtually certain" that global warming is caused by emissions of greenhouse gases (GHG) and that the warming will continue.

The Intergovernmental Panel on Climate Change recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. Regulations addressing GHG emissions already exist in 28 states and Congress is presently debating the best way to address the problem.

The 2006 Stern Review on the Economics of Climate Change, lead by the former chief economist at the World Bank, "... estimates that if we don't act, the overall (worldwide) costs and risks of climate change will be equivalent to losing at least 5% of global GDP each year, now and forever."

Analysts at firms such as Goldman Sachs, McKinsey and JPMorgan Chase have publicly recognized the possible financial implications of climate change and have raised concerns about companies that do not adequately disclose them.

OGE Energy subsidiary Oklahoma Gas & Electric owns and operates coal and gas-fired power plants. OGE Energy subsidiary Enogex operates about 7,760 miles of natural gas gathering and transportation pipelines including interstate natural gas gathering and state-regulated intrastate transmission pipelines in Oklahoma and Texas.

Unaccounted for line loss of natural gas from intrastate pipelines and gathering systems may be a significant source of raw methane emissions into the surrounding soils and the atmosphere. While Federal regulations cap the allowable amount of unaccounted for or lost natural gas in interstate pipelines at 1.5%, Texas (the largest producer and consumer of natural gas among the states) has no cap. Natural gas producers in Texas and the state itself (through the General Land Office and the University Land System) have seen claims of unaccounted for or lost natural gas as high as 20% with the average around 12%.

As natural gas contains over 95% methane, a greenhouse gas more than 20 times more effective in trapping heat in the atmosphere than carbon dioxide, those kinds of losses may have a significant and negative impact on the environment and could have a significant impact on the health and safety of local residents and pipeline employees.

RESOLVED:

Shareholders request that the Board of Directors prepare a report concerning the feasibility of adopting quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's operations; and that the company should submit this report to shareholders by December 31, 2008. Such a report will omit proprietary information and be prepared at reasonable cost.

SUPPORTING STATEMENT:

We believe that management best serves shareholders by carefully assessing and disclosing all pertinent information on its response to climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, while inaction and opposition to climate change mitigation efforts could leave companies unprepared to deal with the realities of a carbon constrained economy.

SANFORD J. LEWIS, ATTORNEY

February 1, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to OGE, Inc. seeking a report to shareholders on the company's response to climate change, by Boston Common Asset Management

Dear Sir/Madam:

Boston Common Asset Management is the beneficial owner of common stock of OGE, Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated January 9, 2008, sent to the Securities and Exchange Commission Staff by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2008 proxy statement by virtue of Rules 14a-8(i) (3) (7) and (11) as well as Rule 14a-9.

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2008 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of this letter is being mailed concurrently to Robert J. Joseph of Jones Day.

THE PROPOSAL

In its resolved clause the proposal requests that the Board of Directors prepare a report to shareholders, omitting proprietary information and at reasonable cost, concerning the feasibility of adopting quantitative goals, based on current and emerging technologies for reducing total greenhouse gas emissions from the company's operations.

ANALYSIS

The Proposal involves significant social policy issues and accordingly is outside the ambit of Rule 14a-8(i)(7).

While Rule 14a-8(i)(7) permits companies to exclude from their proxy materials shareholder proposals that relate to the company's ordinary business matters, the Commission recognizes that "proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998). Notably, "since at least 1990," the SEC Staff "has consistently and uniformly held that shareholder proposals pertaining to the reduction of greenhouse gas emissions . . . raise such a significant policy issue that they transcend day-to-day business matters." *Exxon Mobil Corporation* (March 23, 2007) (citing *Exxon Mobil Corporation* (March 23, 2005); *Exxon Mobil Corporation* (March 15, 2005); *The Ryland Group, Inc.* (February 1, 2005); *Exxon Mobil Corporation* (March 19, 2004); *Reliant Res., Inc.* (March 5, 2004); *Unocal Corp.* (February 24, 2004); *Valero Energy Corp.* (February 6, 2004); *Apache Corp.* (February 6, 2004); *Anadarko Petrol. Corp.* (February 4, 2004); *American Standard Cos., Inc.* (March 18, 2002); *Occidental Petrol. Corp.* (March 7, 2002); *Exxon Corporation* (January 26, 1998); *Exxon Corporation* (January 30, 1990)).

Accordingly, the Commission repeatedly has refused to issue no action letters where companies sought to exclude proposals similar to that at issue. For example, in *Exxon Mobil* (March 23, 2007), the Commission declined to issue a no action letter in response to Exxon Mobil's stated intention to omit from its proxy materials a proposal requiring the board of directors to "*adopt* quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007 *on its plans to achieve these goals.*" (emphasis added). Notably, the Proposal, unlike the *Exxon Mobil* proposal, does not even purport to require the Company to *adopt* any quantitative goals, but merely to *evaluate the feasibility of adopting* such goals. Given the Staff's conclusion on an apparently more questionable proposal, we respectfully request the Staff reach a similar conclusion in our case.

As a call to require the Company to examine the feasibility of adopting quantitative goals for the reduction of GHG emissions, the Proposal raises sufficiently significant social policy issues that it transcends day-to-day business matters. *See Anadarko Petrol. Corp.* (February 4, 2004) (declining to issue no action letter to company that planned to exclude shareholder proposal requiring the board to prepare a report explaining how the company was responding to rising regulatory, competitive and public pressure to significantly reduce GHG emissions); *American Standard Cos., Inc.* (March 18, 2002) (declining to issue no action letter to company that planned to exclude shareholder proposal requiring the board to report to shareholders on GHG emissions from company's operations and products sold, including steps that could be taken to reduce such emissions).

Most recently, in a closely analogous resolution, the staff found in *KB Home* (January 23, 2008) that a shareholder proposal, which requested that this company's board provide a climate change report on the feasibility of developing policies to minimize the impact on climate change, with a focus on reducing greenhouse gas emissions, may not be excluded from the company's proxy material under rule 14a-8(i)(7).

<u>The proposal does not require an assessment of risk.</u>

The current proposal seeks a report to shareholders, concerning the feasibility of adopting quantitative goals, based on current and emerging technologies for reducing total greenhouse gas emissions from the company's operations. It is clear from the plain wording of the resolution that this might reasonably involve a big picture review of current and pending technologies for control of greenhouse gas emissions, and whether what is known about those technologies makes it feasible to set quantitative goals. By contrast, it does not require an evaluation of financial risk to the company, either internally or externally.

Yet the company attempts to assert that the resolution represents an excludible "evaluation of risk." The evaluation of risk exclusion was formally announced in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") in which the Staff stated:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

As we understand this distinction based on the precedents, if proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk, then the Staff will treat the proposal as ordinary business. If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded.

CVS Corporation (March 3, 2006) is instructive. In *CVS,* the Commission declined to issue a no-action letter for a proposal—similar to that at issue—asking for a feasibility study. Specifically, the shareholder proposal at issue in *CVS* sought to require the company to publish a report, *inter alia,* evaluating the feasibility of CVS reformulating all its private label cosmetic products to be free of chemicals linked to cancer, mutation or birth defects. In *CVS,* the company argued vigorously that this request was truly seeking an evaluation of risk. However—as the *CVS* proponent noted—a request for a feasibility study is markedly different than a request for a quantification of risk:

> . . . [T]he Proposal is very different from these examples of properly excluded proposals. First, at no time does the Proposal explicitly, let alone implicitly, request a risk assessment. There is no discussion of evaluating the financial impact of operations, nor is there an attempt to obtain a report that characterizes, quantifies, or accounts in some form for the economic or financial risks that the Company's practices represent. The Proposal is completely different than all of these examples.
>
> The Proposal is also different than the examples of risk assessment because it calls for an evaluation of feasibility. *A risk assessment is an evaluation of what a company stands to lose. It is an assessment of the possibility of loss or harm to the company i.e., its exposure to loss. Feasibility, however, is very different in that it is an evaluation of what the company is capable of accomplishing. Instead of focusing on what is at stake, a feasibility evaluation focuses on determining what is possible.* The Proposal doesn't ask the Company to determine what it stands to lose if it doesn't reformulate, rather it is asking the Company to assess whether reformulation is possible. (emphasis added)

See also *Hormel Foods Corp.* (Nov. 10, 2005) (declining to issue no action letter for proposal requesting a report "on the feasibility of Hormel requiring its poultry suppliers to phase in controlled-atmosphere killing"); *Avon Prods., Inc.* (March 3, 2003) (declining to issue no action letter for proposal requesting a report on "the feasibility of removing or substituting with safer alternatives all parabens used in the company's products"). The Proposal asks the Company merely to determine what is *possible* in terms of adopting quantitative goals for reducing GHG emissions—not what, or how much, it stands to lose if it fails to take action. Simply, the Proposal does not require an assessment of risk.

Also consider *Exxon Mobil* (Mar. 18, 2005) which was cited favorably in SLB 14C. In that case the proposal sought a report on the potential environmental damage that would result from drilling for oil and gas in protected areas and the implications of a policy of refraining from drilling in those areas. As the Staff described it, this was permissible because it focused "on the company minimizing or eliminating operations that may adversely affect the environment." The Proposal, because it focuses on "reducing GHG emissions," is much more similar to the permissible *Exxon* proposal than it is to the evaluation of risk exclusion cases cited by the Company .

In *Xcel Energy Inc.* (April 1, 2003), which was excluded on evaluation of risk grounds, the proponents requested a:

> report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury

> emissions, and the public stance of the company regarding efforts to reduce these emissions ...

This proposal expressly sought an evaluation of the economic risks to the company's operations and clearly was within the ordinary business exclusion. In the Proposal, there is no comparable request for a report on economic risks. What we have in *Xcel* is an full fledged request for an assessment of financial risks and that is dramatically different from the Proposal which does not even present an implied request for an evaluation of risk.

Centex Corporation (May 14, 2007) simply represents the most recent in a long line of cases that has found it unacceptable to ask the company to "assess how the company is responding to rising regulatory, competitive, and public pressure." See *The Ryland Group Incorporated* (February 13, 2006), *Pulte Homes* (March 1, 2007) and *Standard Pacific Corp.* (January 29, 2007). *Centex* is not relevant to this analysis for the simple reason that the Proposal does not explicitly or implicitly request an assessment of how the Company is responding to regulatory, competitive or public pressure. Instead, it asks the company to assess the feasibility of adopting quantitative goals for reducing total greenhouse gas emissions.

ACE Limited (March 19, 2007) and *The Chubb Corporation* (February 26, 2007) asked the companies, respectively, to provide a report describing company strategy and actions or position relative to climate change. They specifically sought information about *inter alia* the effect climate change may have on the companies. What is distinct about these cases is that they focused on *how climate change will impact the company*. The Proposal in contrast focuses on *reducing the negative environmental impact* of the company. In this way, the Proposal is much more like *Exxon* cited above, than *ACE* or *Chubb*.

In *Mead Corporation* (Jan. 31, 2001), cited by the Company, we find the shareholder was requesting that the company report on the company's "liability projection methodology . . . and an assessment of other major environmental risks, such as those created by climate change." (emphasis added). In this case not only was there a plain focus on risk assessment, but there was the additional emphasis on the nature and type of analysis. In this manner, *Mead* is even farther removed from the language of the Proposal. As we have shown, the Proposal does not request an implicit or explicit assessment. It is entirely incorrect to claim that the Proposal somehow seeks to impose some sort of specific assessment methodology. The Proponents have made it completely clear that the content of the report is entirely left to the discretion of the Board. As such, Mead is not remotely analogous to the Proposal and should be disregarded.

The Company also argues that because the Proposal raises economic issues related to costs and risks as well as financial analyst's concerns that this somehow transforms the Proposal into an evaluation of risk request. One only needs to look at the proposals cited by the Staff in SLB14C to understand that it is completely appropriate to raise the issues of company value and reputation in a proposal. In SLB 14C the Staff gave an example of an unacceptable proposal (*Xcel Energy Inc.* (April 1, 2003)) and a permissible proposal (*Exxon Mobil Corp.* (March 18, 2005)). Looking at the text of *Exxon* it is abundantly clear that it is permissible to discuss company reputation and value in the proposal. The *Exxon* proposal stated the following:

> WHEREAS, as shareholders, we believe there is a need to study and report on the **impact on our company's value** from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).
>
> WHEREAS, preserving sensitive ecosystems will enhance **our company's image and reputation** with consumers, elected officials, current and potential employees, and investors;
>
> ***
>
> there is a need to study and **disclose the impact on our company's value** from decisions to do business in protected and sensitive areas. This would allow shareholders to assess the **risks** created by the company's activity in these areas as well as the company's strategy for managing these risks. (emphasis added)

To argue, as the Company does here, that it is a violation of Rule 14a-8(i)(7) to make mention of risks or financial concerns is completely misplaced. Furthermore, in *Exxon*, the company specifically argued that those references to reputation, risk and value qualified the proposal for the evaluation of risk exclusion. Clearly the Staff rejects that contention. In fact, because the Staff Bulletin specifically cited *Exxon* favorably it is beyond argument that it is permissible to raise issues of risk and reputation within the whereas clauses and the supporting statement. Accordingly, the Company's claim that (1) in order to implement the Proposal it would be compelled to engage in an internal assessment of risks and liabilities and (2) that the true goal of the Proposal is to obtain an evaluation of risk is without any support in Staff decisions or interpretive bulletins and must be rejected.

The Proposal does not seek to micro-manage the company.

The Company sites to *Yahoo! Inc.* (April 5, 2007), *Citigroup Inc.* (February 12, 2007) and *McKesson Corporation* (March 11, 2004) for the proposition that the Proposal seeks to interfere too deeply into the decision making process and therefore should be excluded as not being within the purview of shareholder concerns. Each of these cases is not relevant to the Staff's analysis for the following reasons:

> *Yahoo! Inc.* was excluded under 14a-8(i)(7) for "evaluating the impact of expanded government regulation of the internet". The Proposal is different from that case for the simple reason that the Proposal is seeking to reduce Company operations that may

harm the environment while the Yahoo! proposal sought a discussion about how government regulations would impact the company. In that sense, the Yahoo! proposal is more similar to the evaluation of risk cases than the Proposal. That is, it is permissible to focus on the company reducing its negative impacts, but it is not permissible to focus on how the company is being impacted.

Citigroup Inc. was excluded for focusing on "credit decisions" - an issue that in no way resembles the subject matter of the Proposal. In addition, that proposal sought the following:

> 1. A description of each project finance transaction subjected by Citigroup to the Equator Principles;
> 2. An explanation of how the Equator Principles impacted Citigroup's decision to fund or to not fund each project finance transaction;
> 3. Estimates and/or descriptions of the costs and benefits to Citigroup, and to the affected populations and environments associated with each project finance transaction subjected by Citigroup to the Equator Principles; and
> 4. For project finance transactions denied funding by Citigroup because of the Equator Principles, a follow-up determination whether the projects were eventually funded by other financial institutions.

This level of minute detail is also completely different from the text of the Proposal, which in contrast is very concise and focused at a reasonably general level of detail. Because the *Citigroup* proposal truly delved into the minutia of the company it is not analogous to the Proposal and should be disregarded.

McKesson Corporation is also not relevant to this analysis because it sought such a high level of detail that it is not comparable to the Proposal. In *McKesson* the proposal sought a "report to shareholders annually regarding the actions taken by the board and all committees in the prior year, disclosing the agenda items on which the board and each committee voted and the existence of any non-unanimous board or committee vote and identifying the director or directors whose votes were not in accord with the majority." The Company has not shown how the Proposal is within the same category as *McKesson* given that the *McKesson* proposal sought to inject the shareholders into the details of each and every decision made by the Board with no attempt to link that request to a significant policy issue confronting the company. In comparison, the Proposal leaves the specifics of the issue within the discretion of the Board and only seeks to provide a framework for the company's efforts to reduce GHG emissions

As the Commission indicated in Exchange Act Release No. 34-40018 (May 21, 1998) shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

Clearly, the Proposal does not fall within the scope of those criteria. It does not seek any intricate details about reducing GHG emissions nor does it seek to impose any specific methods for implementing such a policy. In fact, it plainly leaves those details within the discretion of management and the Board. All the Proposal does is seek to put the question of the feasibility to reducing GHG emissions on the table and to allow the Board to determine how best to deliver such a report.

The proposal is not substantially duplicative of another proposal that may appear on the proxy.

On November 20, 2007, the Company received a separate proposal from Calvert Asset Management Company, Inc. (the "Calvert Proposal") requesting the Board of Directors provide a report to shareholders assessing the impact of climate change on the Company, the Company's plans to disclose this assessment to shareholders, and the rationale for not disclosing such information through other reporting mechanisms. The Company has stated its intention in a no action request to omit the Calvert Proposal, but to the extent the SEC Staff does not agree with the Company's position, the Company asserts that it may properly exclude the current Proposal under Rule 14a-8(i)(11) because it substantially duplicates the Calvert Proposal.

In the event that the Company does omit the Calvert Proposal, we understand that their "duplicative" argument will no longer hold. In the event that the Calvert Proposal is not omitted, however, based on review of the law and precedents, it is clear that our Proposal does not substantially duplicate the Calvert Proposal.

Although our Proposal and the Calvert proposal both relate broadly to greenhouse gas emissions and climate change the two proposals call for fundamentally different action on the part of the Company. Our Proposal asks for a report concerning the feasibility of adopting **quantitative goals for reducing greenhouse gas emissions** while the Calvert Proposal asks for a report describing **how the Company is assessing the impact of climate change on the Corporation**. The two resolutions call for fundamentally different action; therefore, they are not substantially duplicative.

This is supported by numerous precedents. In *Citigroup Inc.* (February 7, 2003), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when two shareholder proposals dealt with the strategy and policies aimed at protecting the environment with a focus on combating climate change. Though in fact the two resolutions shared four virtually identical clauses in their respective preambles, the resolution at issue called for a strategy to position Citigroup as an environmental leader in its industry whereas the other proposal requested a commitment to more specific policies that would include a publicly available audit of carbon exposure, a feasibility study including a timeline of the replacement of projects in endangered ecosystems and those that negatively impact resident indigenous people with projects that advance renewable energy and community based sustainable development, and an itemization of such projects.

In *Exxon Mobil Corporation* (March 5, 2004), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when two shareholder proposals dealt with political partisanship. The resolution at issue requested an annual report containing information about the company's political contributions while another proposal on the proxy asked the company to avoid political partisanship by avoiding particular practices.

In *Verizon Communications Inc.* (February 23, 2006), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when two shareholder proposals dealt with aspects of board membership. The resolution at issue requested that the board of directors adopt a policy that Verizon would not nominate two or more persons for election to its board who sit together as members of another board, while another proposal on the proxy urged an amendment to Verizon's corporate guidelines that two-thirds of the board would be independent of the company.

In *AT&T Corp.* (March 2, 2005), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when three shareholder proposals dealt with shareholder approval for severance or retirement arrangements with senior executives. The proposal addressed executive benefits to be paid upon retirement while the other two proposals addressed golden parachute severance arrangements, i.e. compensation and other benefits to be paid to executives upon involuntary termination of their employment.

In *Bristol-Myers Squibb Company* (February 18, 2005), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when two shareholder proposals dealt with political contributions. The proposal in question recommended the publication of political contributions in the Wall Street Journal and USA Today while the other proposal on the proxy requested that the Board adopted a policy to report annually to shareholders on corporate resources devoted to supporting political entities or candidates and be posted on the company's website.

Finally, in *Time Warner Inc.* (February 17, 2005), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when two shareholder proposals dealt with majority voting. The proposal in question requested that the Board of Directors initiate the process to amend the Company's governance documents to provide that director nominees would be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, while the other proposal called for a majority vote on each issue that could be subject to shareholder vote.

Though both the Calvert and BCAM resolutions may address, in a broad sense, greenhouse gas emissions and climate change, our Proposal and the Calvert Proposal call for fundamentally different action. We therefore respectfully request that the Staff find accordingly and allow the Proposal to appear on the proxy.

The Company cites five precedents in support of its argument; these precedents are all inapposite. The Company cites four cases in which two resolutions not only deal with the same broad subject matter but also actually call for the same fundamental action by the company at issue.

For instance, the Company cites *General Motors Corporation* (February 5, 2007). In both resolutions at issue, General Motors was requested by its stockholders to do exactly the same thing – provide a report on a regular basis disclosing details of all of its political contributions. The only difference between the proposals was the medium through which that report would be made. The report would contain the <u>same information</u>.

The Company also cites *ChevronTexaco Corporation* (January 27, 2004). In both resolutions, the proponents asked for exactly the same things: (1) a report, updated annually, containing policies for political contributions made with corporate funds, including contributions to political candidates, political parties, political committees, and political entities and (2) a report, updated periodically, containing (i) an accounting of the Corporation's funds contributed or donated to political candidates, parties, committees, and entities, (ii) a business rationale for each of the Corporation's political contributions or donations, and (iii) identification of the person or persons in the Corporation who participated in making the decisions to contribute or donate. The two proposals were <u>nearly indistinguishable</u>.

Then the company cites *Sprint Corporation* (February 1, 2000). Both resolutions at issue sought policies in which Sprint would be required to seek shareholder approval for executive compensation as a result of changes involving mergers and acquisitions. Both resolutions had the same focus: eliminating "golden parachutes," which both proponents thought of as highly excessive and bad for the company. Both resolutions had the same remedy: requiring shareholder approval for those golden parachutes. Again, the two proposals were <u>nearly indistinguishable</u>.

The Company stresses "the test for exclusion under Rule 14a-8(i)(11) is not whether the proposals are identical, but rather whether the core issues to be addressed by the proposals are substantially the same." For this proposition, they cite *Verizon Communications, Inc.* (January 31, 2001). Yet in *Verizon*, the proposals were nearly identical. Both proponents were dissatisfied that elections to the Board of Directors often included only a single nomination. Both proposals requested that two candidates for each directorship would be nominated and voted on by shareholders. The only difference between the proposals was that one made an additional request requiring that each candidate submit an additional statement as to why he or she should be elected. Nevertheless, both proposals asked for essentially and materially the same thing.

Perhaps the only precedent cited by the Company that is closer to this case is *Ford Motor Company* (February 19, 2004) – cited twice in the Company's argument. But a later decision on related resolutions shows that again, in the present circumstance the resolutions should not be deemed duplicative. The first resolution in *Ford Motor Company* was submitted by Green Century Capital Management, Inc., requesting "the Board of Directors to adopt (as internal corporate policy) goals concerning fuel mileage or greenhouse gas emissions reductions similar to those which would be achieved by meeting or exceeding the highest standards contained in recent congressional proposals. The second resolution was submitted by Sisters of St. Dominic of Caldwell New Jersey asking the Company report to shareholders (at reasonable cost and omitting proprietary information) by August 2004: (a) performance data from the years 1994 through 2003 and ten-year projections of estimated total annual greenhouse gas emissions from its products in operation; (b) how the company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels; (c) how the Company can significantly reduce greenhouse gas emissions from its fleet of vehicle product (using a 2003 baseline) by 2013 and 2023.

These proposals did not call for the same action. However, the principal thrust and focus of the two resolutions were substantially the same, namely to ask Ford to adopt policies that reduce greenhouse gas emissions in order to enhance competitiveness.

The Company stresses that the Proposal and the Calvert Proposal are similar to the proposals at issue in *Ford Motor Company*; however, the proponents of the two resolutions in *Ford* also brought resolutions in the following year. See *Ford Motor Company* (January 12, 2005). [1] The difference in the resolutions in that round was apparently deemed by staff to be sufficient to make the resolutions not duplicative. The difference in those revised resolutions as well as in the current matter was that one resolution focused on reporting related to a description of past and present issues, and the other focused only on future action. In the current matter, our Proposal focuses on future action; the Calvert Proposal asks for a description of past and present Company action. In addition, the two proposals are substantially different in their "ask."

---

[1] The Sisters of St. Dominic of Caldwell New Jersey proposal remained essentially the same as their previous proposal, focusing on future action by Ford with regard to greenhouse gases. Green Century Capital Management changed their proposal to request past and present information regarding the Ford's action to effect greenhouse gas requirements.

The proposal is not false or misleading.

The Company asserts that the resolution is unlawfully vague, false or misleading, first because the resolution states:

> The 2006 Stern Review on the Economics of Climate Change, lead by the former chief economist at the World Bank, "... estimates that if we don't act, the overall (worldwide) costs and risks of climate change will be equivalent to losing at least 5% of global GDP each year, now and forever."

The OGE letter misquotes the resolution and adds additional text ,"Yet, investment of 1% global GDP each year is enough for appropriate mitigation." OGE does not dispute our quotation from the Stern Review but objects that we did not put enough qualifiers to the statement from the Stern Review about the estimate's tentative nature. Proponents believe that the word "estimates" indicates that the potential economic impacts from climate change are not certain. This is the type of issue that OGE could easily raise in its statement of opposition in the proxy statement.

Secondly, the Company also objects to the resolution's statement that:

> Unaccounted for line loss of natural gas from intrastate pipelines and gathering systems may be a significant source of raw methane emissions into the surrounding soils and the atmosphere. While Federal regulations cap the allowable amount of unaccounted for or lost natural gas in interstate pipelines at 1.5%, Texas (the largest producer and consumer of natural gas among the states) has no cap. Natural gas producers in Texas and the state itself (through the General Land Office and the University Land System) have seen claims of unaccounted for or lost natural gas as high as 20% with the average around 12%.

The company asserts that these comments are misleading because they imply that the company's Texas operations are significant, that the Company's lost and unaccounted for gas levels are high and that Texas does not regulate lost and unaccounted for gas. The proponents believe this language is not misleading. The point of this whereas clause is that because Texas has no cap on allowable line losses for intrastate pipelines, OGE and other intrastate pipeline operators have little financial incentive to reduce their methane emissions since they can still claim line losses and not pay their producers the full value of their natural gas shipments. OGE's no action letter is misleading. Texas ***still*** has no cap for allowable unaccounted for or lost natural gas in intrastate pipelines, even though it passed the Texas LUG bill HB 1920 that became law September 1, 2007. The original version of the bill as introduced proposed a cap of 5%. The final version had no cap, after heavy lobbying against the bill by pipeline companies.

OGE states their total system wide losses are 0.5% but provides no figures for Texas. Proponents believe that since OGE's Enogex subsidiary has approximately 440 miles of pipelines in Texas, it could still be a significant source of methane emissions, even if the 0.5% loss rate is applicable to the Texas pipelines.

The Staff addressed Rule 14a-8(i)(3) issues in Staff Legal Bulletin 14B by stating:

> We believe that the staffs process of becoming involved in evaluating wording changes to proposals and/or supporting statements has evolved well beyond its original intent and resulted in an inappropriate extension of rule 14a-8(i)(3). In addition, we believe the process is neither appropriate under nor consistent with rule 14a-8(l)(2), which reads, "The company is not responsible for the contents of [the shareholder proponent's] proposal or supporting statement." Finally, we believe that current practice is not beneficial to participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8.

Therefore, the Staff indicated that it would focus its Rule 14a-8(i)(3) review on defamatory or character impugning statements; inherently vague or misleading statements; objectively false statements; and irrelevant statements. Accordingly, in recognition that the Company is not responsible for the contents of our supporting statement and can more appropriately differ with our representation of the facts in its statement of opposition, we believe the paragraphs must remain in the Proposal.

While not conceding the Company's argument that the Proposal is excessively vague or materially false and misleading, we note that the SEC staff may allow proponents to amend a proposal where only minor changes are needed. Staff Legal Bulletin 14B: "We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." See also *Adams Express Company* (Dec. 28, 2000) and *SI Handling Systems, Inc.* (May 5, 2000). If the Staff finds merit in the arguments made by the Company, we respectfully request the opportunity to discuss with the Staff and the Company various possible modifications, such as adding or eliminating a word or two, which we believe would eliminate any colorable arguments.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rules 14a-8(i) (3) (7) and (11) or Rule 14a-9. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin No. 14 B, section F.3. we request the Staff fax a copy of its response to Sanford Lewis at (781) 207-7895.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc:

Boston Common Asset Management, LLC
Robert J. Joseph, Jones Day

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: OGE Energy Corp.
Incoming letter dated January 9, 2008

The proposal requests that the board prepare a report concerning the feasibility of adopting quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's operations.

We are unable to concur in your view that OGE may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that OGE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that OGE may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that OGE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that OGE may exclude the proposal under rule 14a-8(i)(11). Accordingly, we do not believe that OGE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

William A. Hines
Special Counsel

END